

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2011

<u>Via E-mail</u>
Min Li
Chief Financial Officer
Gulf Resources, Inc.
99 Wenchang Road, Cheming Industrial Park,
Shouguang City
Shandong, China F4 262714

> **Re:** **Gulf Resources, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 16, 2011**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 29, 2011**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
> **Filed May 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 16, 2011**
> **Form 10-Q for Fiscal Quarter Ended September 30, 2011**
> **Filed November 14, 2011**
> **Response dated November 17, 2011**
> **File No. 1-34499**

Dear Mr. Li:

We have reviewed your response letter dated November 17, 2011, and have the following additional comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Prior Comment 2

1. Please tell us why the Land Use Right certificate that you have provided indicates an expiration date of 2056, yet your disclosure on page 20 indicates a Land Use Right expiration of 2054 for Factory Number 1.

2. As an exhibit to your filing please provide your land lease agreements for your Factories Number 2 thru 9 pursuant to Item 601(b)(10)(ii)(D) of Regulation S-K. Please file the original and a translated copy.

Prior Comment 17

3. Please amend your 2010 Form 10-K to include the audited Schedule I – Condensed Financial Information of Registrant (i.e., parent only financial statements), including the required footnotes. Please refer to Article 12-04 of Regulation S-X for the form and content of the financial information to be provided. If you include these financial statements and the required footnotes in your financial statements, please ensure they are included within an audited footnote. Otherwise, provide such audited financial statements in Schedule 1 and request that your auditors revise their audit report to indicate that they audited the parent company financial statements included in the Schedule.

4. We note that you have included $54.3 million as amounts due from subsidiaries as of December 31, 2010, and $52.8 million as of December 31, 2009. Based on the line item description included in the condensed statements of cash flows, it appears these amounts categorized as a current receivable in the condensed balance sheets is the parent company's share of earnings in unconsolidated subsidiaries. It is unclear why you have included this amount as a current asset in light of your statements within Note 14 to your third quarter of fiscal year 2011 Form 10-Q that accumulated undistributed PRC earnings will be permanently reinvested. Please revise this presentation or explain to us why the presentation as a current asset is in accordance with US GAAP. Also, please refer to ASC 323-10-35 for additional guidance on applying the equity method of accounting.

Form 10-Q for Fiscal Quarter Ended September 30, 2011

Note 1 – Basis of Presentation and Summary of Significant Accounting Policies, page 6
(e) Property, Plant and Equipment, page 6

5. As previously requested in comment 38 in our letter dated July 15, 2011, please disclose that you are using tones for purposes of the units of production method for amortizing mineral rights.

(l) Impairment or Disposal of Long-lived Assets, page 8

6. Please revise your disclosure of your impairment charges related to long-lived assets (i.e.,
    fair value measurements of assets on a nonrecurring basis) to provide the disclosures required
    by ASC 820-10-50-5 by each major asset category for each period presented. Please refer to
    ASC 820-10-55-64 for an illustrative example of the disclosures to be provided.

Note 5 – Property, Plant and Equipment, Net, page 12

7. In response number 7 of your November 17, 2011 letter, you state that your brine water
    wells, aqueducts and crude salt pans require regular improvement and upgrading. This is
    consistent with the disclosure on page 19 of your Form 10-K which states that "bromine is a
    highly corrosive liquid, the equipment undergoes inspection and maintenance each year,
    especially the subaqueous pumps which need to be regularly inspected and maintained or
    replaced." The disclosure on page 20 of your 2009 Form 10-K states that "equipment
    maintenance will cost approximately $1.0 million each year" and the disclosure on page 20
    of your 2010 Form 10-K states that "equipment maintenance will cost approximately $6.0
    million each year." However the disclosure in Note 5 states that "For the nine-month periods
    ended September 30, 2011 and 2010, repair and maintenance expense were $102,076 and
    $123,438, respectively." Consequently, your existing disclosures do not enable investors to
    clearly distinguish between (1) the maintenance and replacement costs that are necessary to
    maintain the functionality of your existing plant and machinery, and (2) the costs incurred to
    materially change the functionality of your plant and equipment. For example, your
    disclosure on page 25 states that costs were incurred in 2011 to increase the depth of certain
    brine water wells. This appears to be an example of a cost that materially changed
    (improved) the functionality of your existing wells. However, the discrete and incremental
    cost of increasing your well depth cannot be discerned from the disclosure in Note 2 which
    states that $12.3 million of reconstruction and renovation work was spent on your crude salt
    fields and that $20 million was spent on "extraction wells and transmission channels and
    ducts in Factory No. 1 to 9." Given that your production capacity has increased 16% from
    35,700 tons in 2008 to 41,547 tons in 2011, there is a concern that investors may not fully
    understand the extent to which the 214% ($80.6 million) increase in your gross plant and
    machinery balance since December 31, 2008 is attributable to costs incurred primarily to
    maintain the functionality of your existing plant and machinery. This information is integral
    to an investors' assessment of your future annual maintenance requirements. Please tell us
    the amounts spent in 2009, 2010 and in 2011 on maintenance and replacement costs that
    were incurred to maintain the functionality of your plant and machinery. Presumably such
    costs include the $7,097,000 spent in June 2010 for the "maintenance and reconstruction for
    brine wells & channels" as well as some portion of the $32 million "enhancement" costs
    incurred in 2011. In your response, please fully describe the specific nature of the costs
    incurred and identify the specific factory where the funds were spent. Further, please provide
    a reconciliation between the $37,619,002 plant and machinery balance at December 31, 2008
    and the $118,228,887 balance at September 30, 2011. This reconciliation should show the
    major categories of activity in this account including: (1) acquisitions of new plant and
    equipment; (2) maintenance costs; (3) plant and equipment dispositions and retirements; and

(4) impairments. Given your representations, we would expect that equipment replacement dispositions would be material.

8. In response number 7 of your November 17, 2011 letter, you reference regular improvement and upgrading of brine wells, aqueducts, etc. Please clarify for us how often these improvements are regularly required i.e. annually, bi-annually, etc.

9. Please provide us with a specific description of the $32,466,753 of second quarter plant and equipment enhancements. Tell us how much was incurred to significantly increase the depth of your brine wells. For the remaining portion, tell us why the enhancements were required and tell us the gross carrying value of plant and equipment assets that were replaced and/or impaired as a result of the enhancements. Tell us why these enhancements were not anticipated and disclosed when you filed your form 10-K.

10. Please tell us the specific facts and circumstances that caused you to conclude that the useful lives of the protective shells, transmission channels and ducts referenced in Note 1(e) is now 5 years rather than a shorter life.

11. Please reconcile between the $48,657,131 September 30, 2011 capital expenditure number in Note 15 and the corresponding capital expenditure amounts on the Statements of Cash Flows. We note the disclosure on page 24 that foreign exchange rate changes have not materially impacted your financial statements.

12. Please explain to us how you determined that the outdated fixed asset register referenced on page 38 did not cause a failure to recognize fixed asset impairments in prior periods. In your response, disclose the extent to which you performed a physical inventory of your fixed assets and the tell us the dollar amount of fixed assets you found to be missing or impaired.

Note 14 – Income Taxes, page 16

13. Please fully explain to us the differences in your tax and financial statement accounting that generated the impairment and exploration costs deferred tax assets.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22
Results of Operations, page 24

14. It appears that the specific market factors referenced in the comment/response number 8 of your November 17, 2011 letter remain largely unaddressed in your September 30, 2011 Form 10-Q. Please address these factors in your future filings and also disclose whether there are any restrictions on your ability to set prices for your products.

15. In future filings, please quantify the exchange rate variances causing material changes in your comprehensive income. In this regard we note that foreign currency translation comprised 42% of third quarter comprehensive income. We also understand that the

USD/RMB exchange rate at September 30, 2011 changed by approximately 5% from September 30, 2010 and if so, there would also be a corresponding impact on your reported sales variances.

16. As previously requested in comment 22 in our letter dated July 15, 2011, please disclose your market share percentage for the bromine market in China for each period presented. Please provide investors with a comprehensive explanation for the positive or negative changes in your market share. Please provide us with the disclosure you would have included in the third quarter of fiscal year 2011 Form 10-Q in response to this comment. Please also refer to your response letter dated September 13, 2011, in which you agreed to provide the requested disclosure beginning with this third quarter Form 10-Q.

17. As previously requested in comment 23 in our letter dated July 15, 2011, please disclose the production cost per ton of bromine and productions cost per ton of crude salt by major type of cost (i.e., raw material, depreciation and amortization and electricity consumed). Please also provide an analysis of material differences in cost between the periods presented. Please refer to your agreement to provide these disclosures in your letter dated September 13, 2011 – comments 19 and 23. Please also refer to comment 5 in our letter dated October 5, 2011. Please provide us with the disclosures you would have included in the third quarter of fiscal year 2011 Form 10-Q in response to this comment.

18. We note that your effective tax rate has increased for fiscal year 2011, primarily due to US federal net operating loss. Please provide investors with an explanation as to why US federal net operating loss is materially impacting your effective tax rate for fiscal year 2011. Please ensure that your discussion and analysis includes an explanation as to whether you anticipate this will be a recurring item and to what degree. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources, page 36

19. As previously requested, please provide investors with a comprehensive discussion and analysis of the collectibility of your accounts receivable. In this regard, we noted in comment 31 in our letter dated July 15, 2011, that your accounts receivable balance as of December 31, 2010, had increased by 44%; however, quarterly revenue for the corresponding quarter only increased 26% for the comparative quarter. Further, we noted that aggregate accounts payable and accrued expenses had only increased 10%. In comment 10 in our letter dated October 5, 2011, we had requested further enhancements to the draft disclosure you included in your response letter dated September 13, 2011. As of September 30, 2011, your accounts receivable balance remains at elevated levels without a corresponding increase in revenues. As such, it is unclear why no analysis of your accounts receivable balance as of September 30, 2011 has been provided to investors. Further, it remains unclear how the recent macro-economic tightening policy fully explains the increase in turnover days of accounts receivable in light of the fact that your payables did not trend similarly. Please provide us with the discussion and analysis of the collectibility of your

accounts receivable that should have been included in your third quarter of fiscal year 2011 Form 10-Q.

20. As previously requested, please provide investors with a comprehensive discussion and analysis for the realizability of your inventories. In this regard, we note that your inventory balance continued to increase above the level at December 31, 2010, by 17.6%. As noted from comment 32 in our letter dated July 15, 2011, and comment 11 in our letter dated October 5, 2011, the increase in your inventory levels as of December 31, 2010 far exceeded the increase in revenues, especially in light of the continued decline in sales volumes. As such, it is unclear why you did not provide any analysis for the realizability of inventories in your third quarter of fiscal year 2011 Form 10-Q. Please provide us with the discussion and analysis of the realizability of your inventories that should have been included in your third quarter of fiscal year 2011 Form 10-Q.

Item 4. Controls and Procedures, page 38

21. In response number 15 of your November 17, 2011 letter, you state that you updated your internal control system policies. Please fully explain to us how the updated policies impacted your internal control system.

You may contact Tracey Smith, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Chambre Malone, Staff Attorney, at (202) 551-3262, or in her absence, Dieter King, Staff Attorney, at (202) 551-3338, with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief